10 August 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 3 August 2026 to 7 August 2026 it purchased through ABN AMRO Bank N.V. a total of 903,327 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	ABN AMRO Bank N.V.
Intermediary Code:	ABNANL2A
Time zone:	CEST
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
03/08/2026	181,711	2,701	2,603	2647.4930
04/08/2026	179,472	2,713	2,652	2680.5298
05/08/2026	175,663	2,779	2,675	2738.6555
06/08/2026	183,131	2,687	2,584	2626.9660
07/08/2026	183,350	2,661	2,590	2623.8362

Following the settlement of the above transactions, RELX PLC holds 79,573,330 ordinary shares in treasury, and has 1,749,405,092 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 75,465,458 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/9670P_1-2026-8-10.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66